UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 15)*

Rollins, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

775711 10 4

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/21/2022**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Due to an administrative error, the Amendment No. 14 to Schedule 13D filed on December 5, 2022 inadvertently miscalculated the total number of shares beneficially owned by Gary W. Rollins and the group reporting under this Schedule 13D. This Amendment No. 15 to Schedule 13D is filed solely to correct such errors.

CUSIP No. 775711 10 4	Page 2 of 24

1	Name of Reporting Person Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 224,748,671(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 224,748,671 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,748,671(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.6 percent(1)
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 209,091,263 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 3 of 24

1	Name of Reporting Person R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 224,748,671(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 224,748,671 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,748,671(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.6 percent(1)
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 209,091,263 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 4 of 24

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 209,091,263
8	Shared Voting Power 6,925,809(1)
9	Sole Dispositive Power 209,091,263
10	Shared Dispositive Power 6,925,809(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 216,017,072(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 43.9 percent(1)
14	Type of Reporting Person CO

(1)	Includes the following shares of Common Stock: (a) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (c) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 5 of 24

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,675,284
8	Shared Voting Power 10,309,482(1)
9	Sole Dispositive Power 5,675,284
10	Shared Dispositive Power 10,309,482(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,984,766(1)*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.2 percent(1)
14	Type of Reporting Person IN

(1)

Includes the following shares of Common Stock: (a) 8,457,553 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 166,598 shares held by thirteen family trusts (the “1976 RRR Trusts”) which are trusts benefiting the grandchildren and more remote descendants of his deceased brother, R. Randall Rollins (Gary W. Rollins is a trustee of each such trust); (c) 959,538 shares held by seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, R. Randall Rollins; and (d) 701,034 shares held by the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Gary W. Rollins has the ability to assert control within sixty days.) Also includes 24,759 shares held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

*	The Amendment No. 14 to Schedule 13D filed on December 5, 2022 (the “Prior Filing”) inadvertently miscalculated the total number of shares beneficially owned. The Prior Filing should have reported total beneficial ownership of 15,984,766 shares.

CUSIP No. 775711 10 4	Page 6 of 24

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 8,731,599
8	Shared Voting Power 0
9	Sole Dispositive Power 8,731,599
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,731,599
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.8 percent
14	Type of Reporting Person CO

CUSIP No. 775711 10 4	Page 7 of 24

1	Name of Reporting Person Timothy C. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 391,384
8	Shared Voting Power 5,709,888(1)
9	Sole Dispositive Power 391,384
10	Shared Dispositive Power 5,709,888(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,101,272(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 156,946 shares of Common Stock held by his spouse, (c) 94,053 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee, and (d) 45,821 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account..

CUSIP No. 775711 10 4	Page 8 of 24

1	Name of Reporting Person Amy R. Kreisler
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 392,695
8	Shared Voting Power 5,621,514(1)
9	Sole Dispositive Power 392,695
10	Shared Dispositive Power 5,621,514(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,014,209(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director, (b) 94,053 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, and (c) 64,869 shares of Common Stock held in two family trusts (the “JPR Trusts”) of which she is the sole trustee. Also includes 49,524 shares held by her spouse.

CUSIP No. 775711 10 4	Page 9 of 24

1	Name of Reporting Person Pamela R. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 487,682
8	Shared Voting Power 5,507,121 (1)
9	Sole Dispositive Power 487,682
10	Shared Dispositive Power 5,507,121(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,994,803(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which she is a co-trustee and (b) 94,053 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee.

CUSIP No. 775711 10 4	Page 10 of 24

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,945,035
8	Shared Voting Power 0
9	Sole Dispositive Power 3,945,035
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,035
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.8 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 11 of 24

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,235,811
8	Shared Voting Power 0
9	Sole Dispositive Power 2,235,811
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,811
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 12 of 24

1	Name of Reporting Person The Margaret H. Rollins 2014 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,074,736
8	Shared Voting Power 0
9	Sole Dispositive Power 1,074,736
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,736
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 percent(1)
14	Type of Reporting Person IN

CUSIP No. 775711 10 4	Page 13 of 24

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 744,963
8	Shared Voting Power 0
9	Sole Dispositive Power 744,963
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,963
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 Percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 14 of 24

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 319,782
8	Shared Voting Power 0
9	Sole Dispositive Power 319,782
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 319,782
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 15 of 24

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 16 of 24

Item 1.	Security and Issuer

This Amendment No. 15 to Schedule 13D relates to the Common Stock, $1.00 par value (the “Common Stock”), of Rollins, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16, 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, Amendment No. 10 filed on August 21, 2020, Amendment No. 11 filed on December 9, 2020, Amendment No. 12 filed on June 9, 2022, Amendment No. 13 filed on August 26, 2022 and Amendment No. 14 filed on December 5, 2022 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.

Atlanta, Georgia 30324

Item 2.	Identity and Background

1.	(a)	Gary W. Rollins is a reporting person filing this statement.

(b)	His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)	His principal occupation is Chairman and Chief Executive Officer of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)	None.

(e)	None.

(f)	United States.

2.	(a)	Amy R. Kreisler is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 17 of 24

3.	(a)	Pamela R. Rollins is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

4.	(a)	Timothy C. Rollins is a reporting person filing this statement.

(b)	1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

5.	RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)	None.

(e)	None.

6.	The RRR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)	None.

(e)	None.

7.	The GWR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 18 of 24

8.	LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

9.	RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

10.	Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

11.	RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

12.	1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 19 of 24

13.	2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)	None.

(e)	None.

14.	(a)	Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)	His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)	None.

(e)	None.

(f)	United States.

15.	(a)	Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)	His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)	None.

(e)	None.

(f)	United States.

16.	The 1976 RRR Trusts are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 20 of 24

17.	Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)	None.

(e)	None.

18.	(a)	Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement. He is also a director of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)	His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)	None.

(e)	None.

(f)	United States.

19.	(a)	Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(c)	His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(d)	None.

(e)	None.

(f)	United States.

20.	The Margaret H. Rollins 2014 Trust is a reporting person filing this statement. Its business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None

(e)	None

21.	(a)	Peggy Rollins is a co-trustee of The Margaret H. Rollins 2014 Trust, which is a reporting person filing this statement

(b)	Her business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	She is retired

(d)	None.

(e)	None.

(f)	United States

In connection with Block Trade (as defined below), each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 21, 2022, LOR, Inc. sold 7,750,000 shares of Common Stock pursuant to a block trade with Goldman Sachs & Co. LLC at a price of $39.62 per share (the “Block Trade”).

CUSIP No. 775711 10 4	Page 21 of 24

Item 5.	Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment.

Thomas Claiborne does not beneficially own any shares of Common Stock.

Paul Morton beneficially owns 2,625 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 RRR Trusts beneficially own 166,598 shares of Common Stock (0.0%). They have sole voting and dispositive power with respect to 166,598 shares.

The 1976 GWR Trusts beneficially own 319,782 shares of Common Stock (0.1%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 319,782 shares. These shares include 319,782 shares of Common Stock held by 2007 GWR Grandchildren’s Partnership.

Donald P. Carson beneficially owns 8,458,895 shares of Common Stock (1.8%). He has sole voting and dispositive power with respect to 1,342 shares, and shared voting and dispositive power with respect to 8,457,553 shares. These shares include 8,457,553 shares of Common Stock held in a charitable trust of which he is a co-trustee.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Peggy Rollins beneficially owns 39,873 shares of Common Stock (0.0%) as to which shares she has sole voting and dispositive power.

In connection with Block Trade, each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.The reporting persons, acting collectively as a group, have beneficial ownership of 249,129,944 shares of Common Stock (50.6%).1

(c)	Except for the Block Trade, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within the past 60 days.

1 The Amendment No. 14 to Schedule 13D filed on December 5, 2022 (the “Prior Filing”) inadvertently miscalculated the total number of shares beneficially owned by the Group. The Prior Filing should have reported total beneficial ownership for the Group of 249,129,944 shares.

CUSIP No. 775711 10 4	Page 22 of 24

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

CUSIP No. 775711 10 4	Page 23 of 24

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins	Date: December 13, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts, each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Donald P. Carson	Date: December 13, 2022
Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner

/s/ Amy R. Kreisler	Date: December 13, 2022
AMY R. KREISLER, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Pamela R. Rollins	Date: December 13, 2022
PAMELA R. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Timothy C. Rollins	Date: December 13, 2022
TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

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EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13D, including further amendments thereto, with respect to the shares of Common Stock, par value $1.00 per share, of Rollins, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

/s/ Gary W. Rollins	Date: December 13, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts, each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Donald P. Carson	Date: December 13, 2022
Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner

/s/ Amy R. Kreisler	Date: December 13, 2022
AMY R. KREISLER, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Pamela R. Rollins	Date: December 13, 2022
PAMELA R. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Timothy C. Rollins	Date: December 13, 2022
TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994